UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Alector, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
014442107
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP IV LLC OrbiMed Capital LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 3, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014442107

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,551,739
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,551,739
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,551,739
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 13.5%*
14		Type of Reporting Person (See Instructions) IA

*This percentage is calculated based upon 78,524,749 shares of common stock outstanding of Alector, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 and giving effect to the additional 1,252,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option (according to the Form 8-K as filed by the issuer with the Securities and Exchange Commission on February 4, 2020).

CUSIP No. 014442107

1		Names of Reporting Persons. OrbiMed Capital LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 55,605
	8	Shared Voting Power 0
	9	Sole Dispositive Power 55,605
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 55,605
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.1%*
14		Type of Reporting Person (See Instructions) OO

*This percentage is calculated based upon 78,524,749 shares of common stock outstanding of Alector, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 and giving effect to the additional 1,252,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option (according to the Form 8-K as filed by the issuer with the Securities and Exchange Commission on February 4, 2020).

CUSIP No. 014442107

1		Names of Reporting Persons. OrbiMed Capital GP IV LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,551,739
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,551,739
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,551,739
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 13.5%*
14		Type of Reporting Person (See Instructions) OO

*This percentage is calculated based upon 78,524,749 shares of common stock outstanding of Alector, Inc. (the “Issuer”), as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the Securities and Exchange Commission (“SEC”) on January 30, 2020 and giving effect to the additional 1,252,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ option (according to the Form 8-K as filed by the issuer with the Securities and Exchange Commission on February 4, 2020).

Item 1.  Security and Issuer

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D supplements and amends the statement  on Schedule 13D  (the “Statement”) filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital LLC (“OrbiMed Capital”), and OrbiMed Capital GP IV LLC (“OrbiMed GP”) (collectively, the “Reporting Persons”) originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2019, and amended by Amendment No. 1 filed with the SEC on August 12, 2019, Amendment No. 2 filed with the SEC on December 19, 2019, and Amendment No. 3 filed with the SEC on January 13, 2020. The Statement relates to the common stock, par value $0.0001 per share (the “Shares”) of the Issuer, with its principal executive offices located at 151 Oyster Point Blvd, Suite 300, South San Francisco, California 94080.  The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “ALEC”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On February 3, 2020, the Issuer completed a public offering pursuant to which the Issuer agreed to issue and sell to the participants 8,350,000 Shares (the “Offering”) at a price to the public of $25.00. In addition, the Issuer granted the underwriters an option to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 1,252,500 Shares. The Reporting Persons (as defined below) did not participate in the Offering. As a result of the Offering, and the underwriters exercise of their option, the Issuer’s total number of outstanding Shares increased to 78,524,749 (the “Outstanding Share Increase”). As a result of the Outstanding Share Increase, the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by the Reporting Persons.

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities as more particularly described in Item 6 below.  OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Capital and OrbiMed GP are set forth on Schedules I, II, and III, respectively, attached hereto.  Schedules I, II and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.  Purpose of Transaction

The Shares were initially acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 4, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 78,524,749 outstanding Shares of the Issuer, as set forth in the Issuer’s Rule 424(b)(4) Prospectus filed with the SEC on January 30, 2020.

As of the date of this filing, OrbiMed Private Investments IV – AL, LP (“OPI IV-AL”), a limited partnership organized under the laws of Delaware, holds 7,992,776 Shares constituting approximately 10.2% of the issued and outstanding Shares.  OrbiMed GP is the sole general partner of OPI IV-AL, pursuant to the terms of the limited partnership agreement of OPI IV-AL, and OrbiMed Advisors is the sole managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP.  As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI IV-AL and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI IV-AL.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI IV-AL.

As of the date of this filing, OrbiMed Private Investments IV – AL (Feeder), LP (“OPI IV-Feeder”), a limited partnership organized under the laws of Delaware, holds 2,558,963 Shares constituting approximately 3.3% of the issued and outstanding Shares.  OrbiMed GP is the sole general partner of OPI IV- Feeder, pursuant to the terms of the limited partnership agreement of OPI IV- Feeder, and OrbiMed Advisors is the sole managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP.  As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI IV- Feeder and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI IV- Feeder.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI IV- Feeder.

OPI IV-AL and OPI IV-Feeder are also party to the agreements referred to in Item 6 below.

As of the date of this filing, OrbiMed Partners Master Fund Limited (“OPM”), a Bermuda exempted company, holds 38,808 Shares constituting approximately 0.1% of the issued and outstanding Shares.  OrbiMed Capital is the sole investment advisor of OPM. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by OPM and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by OPM.  OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons.  OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPM.

As of the date of this filing, The Biotech Growth Trust PLC (“BIOG”), a publicly-listed investment trust organized under the laws of England, holds 16,797 Shares constituting approximately 0.02% of the issued and outstanding Shares.  OrbiMed Capital is the sole investment advisor of BIOG. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by BIOG and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by BIOG.  OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons.  OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by BIOG.

(c) Except as disclosed in Amendment No. 2 and Amendment No. 3, none of the Reporting Persons has effected any transaction during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the sole general partner of OPI IV-AL and OPI IV-Feeder, pursuant to the terms of the limited partnership agreements of OPI IV-AL and OPI IV-Feeder.  Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI IV-AL and OPI IV-Feeder. Such authority includes the power to vote and otherwise dispose of securities held by OPI IV-AL and OPI IV-Feeder.  The number of outstanding Shares of the Issuer attributable to OPI IV-AL is 7,992,776 and to OPI IV-Feeder is 2,558,963. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI IV-AL and OPI IV-Feeder, may be considered to hold indirectly 10,551,739 Shares.

OrbiMed Advisors is the sole managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI IV-AL and OPI IV-Feeder.  Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI IV-AL and OPI IV-Feeder.  The number of outstanding Shares attributable to OPI IV-AL is 7,992,776 Shares and to OPI IV-Feeder is 2,558,963 Shares.  OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 10,551,739 Shares.

OrbiMed Capital is the investment advisor to OPM and BIOG. OrbiMed Capital may be deemed to have voting and investment power over the securities held by OPM and BIOG. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by OPM and BIOG.  The number of outstanding Shares attributable to OPM is 38,808 Shares and to BIOG is 16,797 Shares.  OrbiMed Capital, as the sole Investment Advisor to OPM and BIOG, may also be considered to hold indirectly 55,605 Shares.

Registration Rights Agreement

In addition, OPI IV-AL and OPI IV-Feeder and certain other stockholders of the Issuer entered into an amended and restated registration rights agreement with the Issuer, a summary of which is set forth in Item 6 of the Statement.

Lock-up Agreement

In connection with the Offering, OPI IV-AL, OPI IV-Feeder, OPM and BIOG, entered into agreements (each, a “Lock-Up Letter”), pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to the Shares until 30 days from the closing of the Offering (the “Lock-Up Period”). With respect to the Issuer’s other pre-offering stockholders who entered into Lock-Up Agreements, the Lock-Up Period is 90 days.

The foregoing description of the Lock-Up Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-Up Letter, a copy of which is included in this Statement as Exhibit 3 and incorporated herein by reference.

Other than as described in this Amendment No. 4, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and OrbiMed Capital GP IV LLC.
2.	Registration Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of April 26, 2018 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-229152), filed with the SEC on January 7, 2019).
3.	Form of Lock-Up Letter by and among the Issuer and each of the persons listed on Schedule A hereto, dated January 27, 2020 (incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-236094), filed with the SEC on January 27, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 5, 2020

ORBIMED ADVISORS LLC

By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL LLC

By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP IV LLC

By:	ORBIMED ADVISORS LLC, its Managing Member

By:	/s/ Carl L. Gordon
Carl L. Gordon
Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens David P. Bonita	Member Member	Member OrbiMed Advisors LLC Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

Jonathan T. Silverstein	Member	Member OrbiMed Capital LLC

W. Carter Neild	Member	Member OrbiMed Capital LLC

Geoffrey C. Hsu	Member	Member OrbiMed Capital LLC

C. Scotland Stevens	Member	Member OrbiMed Capital LLC
David P. Bonita	Member	Member OrbiMed Capital LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Capital LLC

SCHEDULE III

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and OrbiMed Capital GP IV LLC.
2.	Registration Rights Agreement by and among the Issuer and each of the persons listed on Schedule A thereto, dated as of April 26, 2018 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-229152), filed with the SEC on January 7, 2019).
3.	Form of Lock-Up Letter by and among the Issuer and each of the persons listed on Schedule A hereto, dated January 27, 2020 (incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-236094), filed with the SEC on January 27, 2020).